

Mail Stop 3030

March 5, 2009

Via Facsimile and U.S. Mail

Nam H. Nguyen
Chief Financial Officer
Quick Med Technologies, Inc.
902 NW 4th Street
Gainesville, Florida 32601

> **Re: Quick Med Technologies, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2008**
> **Form 10-Q for the quarter ended December 31, 2008**
> **File No. 0-27545**

Dear Mr. Nguyen:

     We have reviewed your letter dated February 17, 2009 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the quarter ended December 31, 2008

Note 5 – Fair Value Measurements, page 12

1.   We note your response and disclosures in response to prior comment 6. Additionally we note that the fair value of your convertible notes is estimated "by discounting the future cash flows using rates of debts that management believes are similar in terms and maturity." Given this, please explain to us why you believe your convertible notes represent Level 1 financial liabilities under SFAS 157. Please advise us or revise your future filings accordingly.

Nam H. Nguyen
Quick Med Technologies, Inc.
March 5, 2009
Page 2

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

      Sincerely,

      Lynn Dicker
      Reviewing Accountant